Exhibit 99.3

MANAGEMENT’s REpoRT oN iNTERNAL CoNTRoL ovER FiNANCiAL REpoRTiNG

Franco-Nevada’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2017. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Franco-Nevada’s management’s assessment, Franco-Nevada’s internal control over financial reporting is effective as at December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive officer	Chief Financial officer

March 7, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Franco-Nevada Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Franco-Nevada Corporation and its subsidiaries, (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders' equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 7, 2018

We have served as the Company's auditor since 2007.

FRANCO-NEVADA CORPORATION

consolidated STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2017	2016

ASSETS
Cash and cash equivalents (Note 5)	$511.1	$253.0
Receivables	65.9	71.1
Prepaid expenses and other (Note 7)	39.4	37.1
Current assets	616.4	361.2

Royalty, stream and working interests, net (Note 8)	3,939.2	3,668.3
Investments (Note 6)	203.1	147.4
Deferred income tax assets (Note 17)	14.5	21.3
Other assets (Note 9)	15.2	23.4
Total assets	$4,788.4	$4,221.6

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$21.5	$21.0
Current income tax liabilities	1.1	16.6
Current liabilities	22.6	37.6

Deferred income tax liabilities (Note 17)	60.3	37.5
Total liabilities	82.9	75.1

SHAREHOLDERS’ EQUITY (Note 18)
Common shares	5,107.8	4,666.2
Contributed surplus	14.2	41.6
Deficit	(310.0)	(336.8)
Accumulated other comprehensive loss	(106.5)	(224.5)
Total shareholders’ equity	4,705.5	4,146.5
Total liabilities and shareholders’ equity	$4,788.4	$4,221.6

Commitments (Note 20)
Subsequent Events (Note 4 and 13)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 7, 2018.

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

FRANCO-NEVADA CORPORATION

consolidated STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars, except per share amounts)

	For the year ended
	December 31,
	2017	2016
Revenue (Note 14)	$675.0	$610.2

Cost of sales
Costs of sales (Note 15)	142.0	105.8
Depletion and depreciation (Note 8(a))	273.0	273.8
Total cost of sales	415.0	379.6
Gross profit	260.0	230.6

Other operating expenses (income)
Corporate administration	21.3	20.7
Business development	3.6	3.4
Impairment charges (Note 8(b))	—	67.5
(Gain) on sale of royalty interest (Note 8(c))	—	(14.1)
(Gain) on sale of gold bullion	(0.3)	(2.3)
Total other operating expenses (income)	24.6	75.2
Operating income	235.4	155.4
Foreign exchange gain (loss) and other income (expenses)	1.1	0.2
Realized gain on investments	2.0	12.4
Impairment of investments	(4.5)	—
Income before finance items and income taxes	234.0	168.0

Finance items
Finance income	5.4	3.5
Finance expenses (Note 13)	(3.4)	(3.6)
Net income before income taxes	236.0	167.9

Income tax expense (Note 17)	41.3	45.7
Net income	$194.7	$122.2

Other comprehensive income:
Items that may be reclassified subsequently to profit and loss:

Unrealized gain in the fair value of available-for-sale investments, net of income tax expense of $6.1 (2016 - $5.3) (Note 6)	38.4	52.9
Reclassification of realized loss (gain) in fair value of available-for-sale investments, net of income tax recovery of $0.2 (2016 - income tax expense of $1.6) (Note 6)	2.4	(10.6)
Currency translation adjustment	77.2	21.3
Other comprehensive income	118.0	63.6

Total comprehensive income	$312.7	$185.8
Basic earnings per share (Note 19)	$1.06	$0.70
Diluted earnings per share (Note 19)	$1.06	$0.69

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

consolidated STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the year ended
	December 31,
	2017	2016
Cash flows from operating activities
Net income	$194.7	$122.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	273.0	273.8
Non-cash costs of sales	7.7	6.5
Share-based payments	4.6	5.0
Impairment charges (Note 8(b))	—	67.5
Gain on sale of royalty interest	—	(14.1)
Unrealized foreign exchange (gain) loss	(1.7)	0.5
Mark-to-market on warrants	0.2	(0.4)
Gain on investments	(2.0)	(12.4)
Impairment of investments	4.5	—
Deferred income tax expense	21.8	3.5
Other non-cash items	(2.1)	(1.2)
Acquisition of gold bullion	(24.1)	(53.5)
Proceeds from sale of gold bullion	19.0	67.3
Operating cash flows before changes in non-cash working capital	495.6	464.7
Changes in non-cash working capital:
Decrease (increase) in receivables	5.2	(6.0)
Decrease (increase) in prepaid expenses and other	3.3	(4.5)
(Decrease) increase in current liabilities	(15.5)	16.8
Net cash provided by operating activities	488.6	471.0

Cash flows from investing activities
Proceeds from sale of investments	12.6	28.6
Proceeds from sale of royalty interest	—	30.3
Acquisition of investments	(12.3)	(1.6)
Acquisition of royalty, stream and working interests	(499.5)	(744.8)
Acquisition of oil & gas well equipment	(1.7)	(2.1)
Acquisition of property and equipment	—	(0.2)
Net cash used in investing activities	(500.9)	(689.8)

Cash flows from financing activities
Net proceeds from issuance of common shares	—	883.5
Repayment of Credit Facility	—	(460.0)
Credit facility amendment costs	(1.0)	—
Payment of dividends	(125.8)	(118.1)
Proceeds from exercise of warrants	356.4	—
Proceeds from exercise of stock options	10.1	16.3
Net cash provided by financing activities	239.7	321.7
Effect of exchange rate changes on cash and cash equivalents	30.7	0.9
Net change in cash and cash equivalents	258.1	103.8
Cash and cash equivalents at beginning of year	253.0	149.2
Cash and cash equivalents at end of year	$511.1	$253.0

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$2.4	$3.0
Income taxes paid	$38.2	$30.7

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

consolidated STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive
	(Note 18)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2017	$4,666.2	$41.6	$(224.5)	$(336.8)	$4,146.5
Net income	—	—	—	194.7	194.7
Other comprehensive income	—	—	118.0	—	118.0
Total comprehensive income					312.7
Exercise of stock options	14.1	(4.0)	—	—	10.1
Exercise of warrants	382.9	(26.5)	—	—	356.4
Share-based payments	—	5.6	—	—	5.6
Vesting of restricted share units	2.5	(2.5)	—	—	—
Dividend reinvestment plan	42.1	—	—	—	42.1
Dividends declared	—	—	—	(167.9)	(167.9)
Balance at December 31, 2017	$5,107.8	$14.2	$(106.5)	$(310.0)	$4,705.5

Balance at January 1, 2016	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0
Net income	—	—	—	122.2	122.2
Other comprehensive loss	—	—	63.6	—	63.6
Total comprehensive loss					185.8
Equity offering	893.9	—	—	—	893.9
Exercise of stock options	21.8	(5.5)	—	—	16.3
Share-based payments	—	5.6	—	—	5.6
Vesting of restricted share units	2.8	(2.8)	—	—	—
Dividend reinvestment plan	38.7	—	—	—	38.7
Dividends declared	—	—	—	(156.8)	(156.8)
Balance at December 31, 2016	$4,666.2	$41.6	$(224.5)	$(336.8)	$4,146.5

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 1 – Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Peru, Chile, Australia and Africa. At December 31, 2017, the portfolio includes approximately 341 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for cash and cash equivalents, available-for-sale investments and derivatives which are measured at fair value. IFRS comprise IFRS, International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) and the former Standing Interpretations Committee (“SIC”). These consolidated financial statements were authorized for issuance by the Board of Directors on March 7, 2018.

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

All subsidiaries of the Company and their geographic locations at December 31, 2017 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Franco-Nevada Delaware LLC	Delaware	100%
Franco-Nevada Texas LP(1)	Texas	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%
Franco-Nevada Idaho Corporation	Delaware	100%
FN Holdings ULC	Alberta	100%
[1]	Added during the year.

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

(ii)Joint arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s interest in any JO, the Company would recognize its share of any assets, liabilities, revenues and expenses of the JO.

The Company participates in joint operations with respect to oil & gas working interests but does not have joint control.  A working interest is an ownership position in the oil & gas property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator. The Company’s share of the assets, liabilities, revenues and expenses of the joint operation are recognized in the statements of financial position and statements of income and comprehensive income (loss).

(c)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income (loss).

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income (loss).  Acquisition costs are expensed.

(d)	Currency translation

(i)Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

•	assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;
•	income and expenses for each subsidiary are translated at the average exchange rates during the period; and
•	all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).
(e)	Royalty, stream and working interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced/development and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  Exploration assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable.  Royalty, stream and working interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i)

Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.

(ii)

Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. For oil & gas interests, management engages previous reserve reports prepared by independent petroleum consultants engaged by the Company or engages other qualified parties.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is measured at fair value on the date of acquisition and included in the cost of the interest. Any changes in the fair value of the contingent consideration subsequent to the acquisition date are recorded against the cost of the interest acquired.

Royalty, stream and working interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advanced minimum payment received.

(f)	Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to oil & gas well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to oil & gas well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proved and probable

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

reserves associated with the oil & gas properties. For oil & gas well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g)	Impairment of non-financial assets

Producing and advanced mineral, stream and oil & gas interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, oil & gas or working interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and oil & gas properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets.  Impairment losses are charged to the mineral, stream or oil & gas interest or working interest and any associated oil & gas well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Gold bullion, prepaid gold and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Mineral and oil & gas interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(h)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payables, accrued liabilities, debt, and investments, including equity investments, loans receivable, warrants and term deposits. Financial instruments are recognized initially at fair value.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.  Cash and cash equivalents are classified as available-for-sale and measured at fair value.

(ii)Receivables

Receivables, other than those related to agreements with provisional pricing mechanisms, are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income and comprehensive income (loss).

(iii)Investments

Investments comprise equity interests in publicly-traded and privately-held entities, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in net income in the consolidated statement of income and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in other income (expense) or impairment of investments in the statement of income and comprehensive income (loss).

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is carried at cost less any provision for impairment.

Translation differences on equity securities classified as available-for-sale, are included in other comprehensive income (loss).

Derivative investments, such as warrants and receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. Changes in the fair value of receivables related to agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income (loss).  Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Loans receivable are classified as loans and receivables because they have fixed or determinable payments and are not quoted in an active market. Loans are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income (loss).

(iv)Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as other financial liabilities at amortized cost using the effective interest method.

(v)Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities classified as available-for-sale, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. If such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, is removed from accumulated other comprehensive income (loss) and recognized as an impairment on investments in net income in the statement of income and other comprehensive income (loss). An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income in subsequent periods if the fair value of the financial assets increase and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. If the value of the previously impaired available-for-sale equity investment

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recorded impairment losses are not reversed.

(i)	Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream and working interests, relevant commodities received from the stream or working interest operators are sold to the Company’s third party customers. Revenue from these sales is recognized when title and risks of the delivered commodity are passed on to the Company’s third party customers.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

(j)	Gold and silver sales

Gold and silver, including gold and silver received under stream agreements, is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold or silver spot prices. The Company records the sales when title and risks of the delivered commodity are passed on to the Company’s third party customers.

(k)	Oil & gas sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil & gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(l)	Costs of sales

Costs of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company’s share of the gross operating costs for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold and/or silver for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

(m)	Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and other comprehensive income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and other comprehensive income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

(n)	Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding entry to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(o)	Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income (loss).

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

(p)	Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable service period, with a corresponding increase in contributed surplus. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

(q)	Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segment.

(r)	Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2017.

IAS 12 Income Taxes

IAS 12 Income Taxes provides guidance on the recognition of deferred tax assets. In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company has adopted the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The adoption of the amendments did not have a material impact on the consolidated financial statements.

IFRS Interpretations Committee on interest and penalties related to income taxes

In September 2017, the IFRS Interpretation Committee (IC) issued an agenda decision on interest and penalties related to income taxes. The agenda decision clarifies that if an entity considers that a particular amount payable or receivable for interest and penalties is an income tax, IAS 12 Income Taxes is applied to that amount. If an entity does not apply IAS 12 to an amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets to that amount. The agenda decision was effective immediately and did not have a material impact on the consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company has assessed the impact of IFRS 9 on the consolidated financial statements. The Company has completed its assessment of the impact of IFRS 9 and expects the following impacts upon adoption:

•

The Company will make an irrevocable election available under IFRS 9 to continue to measure it’s currently held long-term investment in equity securities at fair value through other comprehensive income (“OCI”).  This election is available on an instrument-by-instrument basis.  Under the new standard, all changes in the fair value will be recognized permanently in OCI with no subsequent transfer into earnings (loss), including upon derecognition.  On adoption of IFRS 9, the Company expects to make an insignificant adjustment to opening retained earnings with a corresponding adjustment to accumulated other comprehensive income to retroactively adjust for historical gains (losses) previously recognized through earnings (loss).  The new classification and measurement requirements under IFRS 9 are not expected to have a material impact on the Company’s other financial assets and financial liabilities.

•

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can currently be measured at cost. This cost exemption is not available under IFRS 9. The Company holds one equity investment at cost, with a carrying value of $4.1 million as at December 31, 2017.  The Company has assessed the fair value of the instrument based on valuation techniques that include inputs that are not based on observable market data.  The fair value approximates the carrying value of the instrument as of the date adoption and as such the Company has concluded no adjustment is required.  However, the previous impairment of this investment that was recorded in 2013 amounting to $24.2 million will be reclassified from deficit to other comprehensive loss upon adoption.

•

IFRS 9 introduces a new expected credit loss model required to evaluate financial assets for impairment, rather than an incurred loss model currently being applied under IAS 39. The Company’s financial assets which are currently subject to credit risk include cash and cash equivalents, short-term investments, receivables and loan receivables. The Company holds one loan receivable from Noront Resources Ltd. The loan receivable is carried at amortized cost and has a carrying value of $30.1 million as at December 31, 2017.  The Company has assessed the expected credit losses on its financial assets as nominal.  The introduction of the new expected credit loss model required to evaluate financial assets for impairment does not have a significant impact on the Company’s financial assets.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and can be applied retrospectively or modified retrospectively with early adoption permitted. The Company has completed its assessment of the impact of IFRS 15, including a review of its material contracts for each of its material revenue categories, and does not expect the new standard to have a material impact on the consolidated financial statements. The Company will adopt IFRS 15 for the annual period beginning January 1, 2018 using the modified retrospective approach.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company does not anticipate early adoption and is assessing the impact of adoption of this new standard on the consolidated financial statements.

Note 3 – Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in reserve reports prepared by previous independent petroleum consultants engaged by the Company or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and oil & gas well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, investments measured at cost and/or oil & gas equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, investments measured at cost, or oil & gas well equipment could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment,

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Note 4 – Acquisitions and other transactions

(a)	Acquisition of Bowen Basin Coal Royalties, Australia

Subsequent to year end, on February 28, 2018, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of metallurgical coal royalties located in the Bowen Basin of Queensland, Australia for a cash consideration of A$4.2 million.  The portfolio includes certain claims that comprise the producing Moorvale mine, the Olive Downs project which had permitting applications, and another 33 exploration tenements.  The Bowen Basin Coal royalty is a production payment of A$0.10 per tonne, adjusted for consumer price index changes since December 31, 1997.

(b)	Acquisition of Additional Stream and Update on the Cobre Panama Project - Panama

The Company has a precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project (“Cobre Panama”). The project, which is located in Panama, is in the construction phase. Under the terms of the agreement, Franco-Nevada is funding a deposit of $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit is funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion.

In 2017, the Company funded $264.4 million (2016 - $124.3 million) towards the stream, for a cumulative total of $726.6 million (2016 - $462.2 million) of its maximum $1.0 billion commitment. Capitalized costs for the Cobre Panama project of $734.4 million (2016 - $467.5 million) are included in royalty, stream and working interests on the consolidated statement of financial position as at December 31, 2017.

On September 7, 2017, the Company agreed to terms with First Quantum to purchase an additional precious metals stream from the Cobre Panama project for a purchase price of $178.0 million.  This agreement was expanded to $356.0 million and signed on January 22, 2018 to also include a precious metal stream on the 10% indirect interest held by Korea Resources Corp. (“KORES”).  The total purchase price of $356.0 million is payable as a one-time advance payment upon closing of the transaction which is expected to occur before the end of March. No additional pro-rata funding commitments will apply to the additional stream.  The terms of the additional stream, other than the ongoing price, will be similar to the existing stream on the Cobre Panama

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

project, including initially linking precious metals deliveries to copper in concentrate shipped.  Full details of the terms of the additional precious metal stream are provided in Note 20 – Commitments.

(c)	Acquisition of U.S. Oil & Gas Royalties – Delaware, Texas

Subsequent to year-end, on February 20, 2018, the Company purchased a royalty portfolio in the Delaware Basin, which represents the western portion of the Permian Basin for $101.3 million.   The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.  The transaction entitles the Company to royalties effective October 1, 2017. No amounts have been recorded in the statement of income and comprehensive income as of December 31, 2017.  Prior to year-end, the Company advanced $11.0 million into escrow in respect to this transition and this amount was included in Royalty, stream and working interests, net on the statement of financial position as at December 31, 2017.

(d)	Acquisition of Additional of U.S. Oil & Gas Royalties – STACK, Oklahoma

On November 1, 2017, the Company purchased for $27.6 million, a second package of mineral titles in the core of the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma from a private company. Franco-Nevada has the right to royalties on production beginning from June 1, 2017.

On December 19, 2016, the Company acquired a package of royalty rights in the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma’s Anadarko Basin for a price of $100.0 million.  The two primary operators of the lands are Newfield Exploration Company and Devon Energy Corporation.

(e)	Acquisition of Canadian Oil & Gas Royalties – Orion Thermal Project, Alberta

On September 29, 2017, Franco-Nevada acquired a 4% Gross Overriding Royalty (“GORR”) on the Clearwater formation within the Orion oil sands project (“Orion”) in the Cold Lake region of Alberta from Osum Oil Sands Corp.  (“Osum”) for a cash consideration of $74.1 million (C$92.5 million).

(f)	Acquisition of Railroad Royalty – Carlin Trend, Nevada

On May 26, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired an existing 1% NSR on certain claims that comprise the Railroad deposit located on the Carlin Trend in north-central Nevada for a cash consideration of $0.9 million.

(g)	Acquisition of U.S. Oil & Gas Royalties – Midland Basin, Texas

On March 13, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, entered into an agreement to purchase a royalty portfolio in the Midland Basin of West Texas for $110.0 million. Following completion of due diligence, the first part of the portfolio was acquired for $89.8 million and closed on May 24, 2017.  The second part of the portfolio closed on August 8, 2017.  The total purchase price was $114.6 million including adjustments for title due diligence and the acquisition of the second part of the portfolio.

(h)	Restructuring of Existing Royalties and Acquisition of Shares - Castle Mountain, California

On June 16, 2016, Franco-Nevada and NewCastle Gold Ltd. completed the restructuring of Franco-Nevada’s existing royalties at the Castle Mountain gold project in California, USA, into a single 2.65% royalty covering a larger property for C$2.2 million in cash.

In addition, the Company purchased 3,636,364 common shares of NewCastle and 1,818,182 common share purchase warrants for C$1.2 million.  Each common share purchase warrant is exercisable to acquire one common share at a price of C$0.64 for a period of five years, expiring on May 9, 2021.

On December 22, 2017, NewCastle, Anfield Gold Corp. and Trek Mining Inc. combined their business to create Equinox Gold Corp. (“Equinox Gold”).  The Company received 0.873 Equinox Gold common shares and warrants for each NewCastle common share and warrant held, respectively. The Company recorded a gain on the consolidated statements of income and comprehensive income for the year ended December 31, 2017 of $1.5 million, net of tax, in respect to the exchange of the shares.  The Company currently holds 3,174,545 common shares and 1,587,272 warrants in Equinox Gold.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

(i)	Acquisition of Stream – Antapaccay, Peru

On February 26, 2016, the Company acquired a $500.0 million precious metal stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company pays an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

All of the above acquisitions have been classified as asset acquisitions.

Note 5 – Cash and Cash Equivalents

As at December 31, 2017 and 2016, cash and cash equivalents were primarily held in interest-bearing deposits.

	2017	2016
Cash deposits	$469.5	$182.4
Term deposits	41.6	70.6
	$511.1	$253.0

Note 6 – Investments

	2017	2016
Non-current investments
Equity investments	$172.2	$118.4
Warrants	0.8	0.9
Loan Receivable	30.1	28.1
Total Investments	$203.1	$147.4

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable from Noront acquired through the Ring of Fire transaction in 2015.  Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.1 million (2016 - $3.8 million), has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined because there is no publicly available information with which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

The loan receivable has been designated as loans and receivables under IFRS and is carried at amortized cost using the effective interest rate method.

The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) for the year ended December 31, 2017 and 2016 were as follows:

	For the year ended
	December 31,
	2017	2016
Mark-to-market gain on equity investments	$44.5	$58.2
Deferred tax (expense) recovery in other comprehensive income	(6.1)	(5.3)
Unrealized gain on available-for-sale securities, net of tax	38.4	52.9
Reclassification for realized change in market value recognized in net income, net of tax	2.4	(10.6)
	$40.8	$42.3

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 7 – Prepaid expenses and other

Prepaid expenses and other current assets comprise the following:

	2017	2016
Gold bullion	$14.6	$9.3
Inventory	7.1	2.7
Prepaid gold	—	7.0
Prepaid expenses	17.0	17.5
Debt issue costs	0.7	0.6
	$39.4	$37.1

Note 8 – Royalty, Stream and Working Interests, Net

a)	Royalties, Streams and Working Interests

	2017
		Accumulated
	Cost	Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$1,017.0	$(530.9)	$—	$486.1
Streams	3,715.9	(1,140.5)	—	2,575.4
Oil and Gas	1,009.5	(326.8)	—	682.7
Advanced	188.1	(36.2)	—	151.9
Exploration	58.7	(15.6)	—	43.1
	$5,989.2	$(2,050.0)	$—	$3,939.2

	2016
		Accumulated
	Cost	Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$963.0	$(475.0)	$—	$488.0
Streams	3,450.0	(880.4)	(67.4)	2,502.2
Oil and Gas	732.4	(283.5)	—	448.9
Advanced	222.9	(34.1)	—	188.8
Exploration	52.0	(11.5)	(0.1)	40.4
	$5,420.3	$(1,684.5)	$(67.5)	$3,668.3

[1]	Accumulated depletion includes previously recognized impairment charges.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

	Mineral
	Royalties	Streams	Oil & Gas(1)	Advanced	Exploration	Total
Balance at January 1, 2016	$538.2	$2,122.3	$356.3	$200.4	$40.3	$3,257.5
Acquisitions	—	642.8	101.3	1.7	—	745.8
Disposals	(16.2)	—	—	—	—	(16.2)
Transfers	6.2	—	—	(6.2)	—	-
Impairments	—	(67.4)	—	—	(0.1)	(67.5)
Depletion	(52.1)	(195.5)	(19.1)	(0.7)	(0.2)	(267.6)
Impact of foreign exchange	11.9	—	10.4	(6.4)	0.4	16.3
Balance at December 31, 2016	$488.0	$2,502.2	$448.9	$188.8	$40.4	$3,668.3

Acquisitions (Note 4)	—	265.8	232.7	—	1.0	499.5
Transfers	42.1	—	—	(43.2)	1.1	—
Impairments	—	—	—	—	—	—
Depletion	(52.3)	(192.6)	(23.0)	(1.0)	—	(268.9)
Impact of foreign exchange	8.3	—	24.1	7.3	0.6	40.3
Balance at December 31, 2017	$486.1	$2,575.4	$682.7	$151.9	$43.1	$3,939.2

[1]	Of the net book value as at December 31, 2017, $453.7 million (2016 - $345.8 million) is depletable and $229.0 million (2016 - $103.1 million) is non-depletable.

b)	Impairments of Royalties, Streams and Working Interests

Impairments in the carrying value of each CGU (generally individual royalty or stream interest or in the case of oil & gas, a group of interests in the same property and the associated oil & gas well equipment) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is generally calculated using an estimate of future discounted cash-flows. As part of the Company’s regular asset impairment analysis, which included the presence of impairment indicators, the Company recorded impairment charges for the year ended December 31, 2016, as summarized in the following table:

	2017	2016
Royalty, stream and working interests, net:
Cooke 4	$—	$67.4
Exploration assets	—	0.1
Total impairment losses	$—	$67.5

There were no impairment indicators identified during 2017. During 2016, the following were identified as indicators of impairment:

Cooke 4

On October 27, 2016, Sibanye Gold Limited (“Sibanye”) announced that it had ceased production at the Cooke 4 underground operation. Management assessed the cessation of operations as an indicator of impairment, and accordingly, performed an impairment assessment.

Exploration assets

The Company was notified, pursuant to various royalty agreements, that the explorer/developer had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. In the circumstances, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2016, the total amount written off was $0.1 million.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for Cooke 4 was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the processing of the Cooke 4 tailings. The estimates of future cash-

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

flows were derived from a model developed by management based on expected performance using publicly released information from the operator. Based on observable market or publicly available data, the Company’s management made assumptions of future commodity prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with Cooke 4. The Company estimated the recoverable amount of its Cooke 4 interest to be $2.1 million.

The key assumptions in the impairment testing consisted of the timing of the estimated future cash flows, forecasted gold prices, and the discount rate. The Company used a long-term gold price of $1,321 per ounce, and a discount rate of 8%. The Company also performed sensitivity analyses on these key assumptions that impact the impairment calculations, by applying a change of 10% on the gold price assumption, a change of 300 basis points for the discount rate assumption, and a 5-year change in the timing of expected future cash flows. These sensitivity analyses did not result in a significant change in the estimated recoverable amount and impairment charge.

c)	Disposals of Royalties, Streams and Working Interests

In October 2016, Kirkland Lake Gold Ltd. (“Kirkland Lake”) exercised its option to buy back 1% of an overlying 2.5% net smelter return royalty for an aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds attributable to the buyback portion of the NSR paid to Franco-Nevada prior to the effective date of the buyback). The carrying value of the NSR portion subject to the buyback was $16.2 million. The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income for the year ended December 31, 2016.

Note 9 – Other assets

Other assets comprise the following:

	2017	2016
Prepaid gold	$—	$7.1
Oil & gas well equipment, net	12.7	14.0
Furniture and fixtures, net	0.6	0.7
Debt issue costs	1.9	1.6
	$15.2	$23.4

Note 10 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

	2017	2016
Accounts payable	$6.2	$9.6
Accrued liabilities	15.3	11.4
	$21.5	$21.0

Note 11 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2017.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2017	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$511.1	$—	$—	$511.1
Receivables from provisional gold equivalent sales	—	11.3	—	11.3
Available-for-sale equity investments	168.1	—	—	168.1
Warrants	—	0.8	—	0.8
	$679.2	$12.1	$—	$691.3

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$253.0	$—	$—	$253.0
Receivables from provisional gold equivalent sales	—	9.8	—	9.8
Available-for-sale equity investments	114.6	—	—	114.6
Warrants	—	0.9	—	0.9
	$367.6	$10.7	$—	$378.3

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities, which include receivables, loan receivables, accounts payable and accrued liabilities, approximate their carrying values due to their short-term nature and historically negligible credit losses and/or fair value of collateral.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2017	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$2.1	$2.1
	$—	$—	$2.1	$2.1

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$2.1	$2.1
	$—	$—	$2.1	$2.1

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

The valuation techniques that are used to measure fair value are as follows:

a)	Cash and cash equivalents

The fair values of cash and cash equivalents, including interest bearing deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

b)	Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

c)	Investments

The fair values of publicly-traded investments, including available-for-sale equity investments, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

d)	Royalty, stream, and working interests and oil well equipment

The fair values of royalty, stream, and working interests and oil well equipment are determined primarily using a market approach using unobservable discounted future cash-flows and cash-flow and revenue multiples. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 12 – Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Company’s principal financial assets are cash and cash equivalents, short-term investments, receivables and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams.  Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any.  These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and  interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

a)Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Commodity Price Risk

The Company’s royalties/streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium and oil are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars and Australian dollars.  The Company has exposure to the Canadian dollar through its oil & gas activities and corporate administration costs.  Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company invests its cash and cash equivalents and short-term investments in U.S. and Canadian dollar denominated interest-bearing deposits on a ratio of 87% to 2%, respectively, and 11% in other currencies, as at December 31, 2017.

During the year ended December 31, 2017, the U.S. dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment income of $77.2 million in other comprehensive income (2016 — income of $21.3 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at December 31, 2017, the Company’s interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments.

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

	Effect on Net Income		Effect on Equity
	2017	2016	2017	2016
0.5% increase	$(2.2)	$(1.0)	$(2.2)	$(1.0)
0.5% decrease	2.2	1.0	2.2	1.0

b)Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  Credit risk arises from cash and cash equivalents, short-term investments, receivables and loan receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2017, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

c)Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to undrawn credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2017, the Company held $511.1 million in either cash, cash equivalents or highly-liquid investments (2016 – $253.0 million).  All of the Company’s financial liabilities are due within one year. The

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Company’s near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 20(a), dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues.  In addition, the Company is committed to fund under its precious metals stream agreements as described in Note 4(a).

d)Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2017 compared to the prior year.  The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facility as at December 31, 2017.

As at December 31, 2017, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $511.1 million (2016 – $253.0 million), long-term investments totaling $203.1 million (2016 – $147.4 million), of which $168.1 million (2016 – $114.6 million) are held in liquid securities. The Company also has $1.0 billion (2016 – $1.0 billion) available under its unsecured revolving term credit facility. All of these sources of capital were available for growing the Company’s asset portfolio and paying dividends.

Note 13 – Revolving term credit facility

(a)Credit Facility - $1.0 billion

The Company has a five year $1.0 billion unsecured revolving term credit facility (the “Credit Facility”). On March 22, 2017, the Company amended its Credit Facility by extending the term from November 12, 2020 to March 22, 2022.  Subsequent to year end, on March 7, 2018, the Company further amended its Credit Facility by extending the term from March 22, 2022 to March 22, 2023.

Advances under the Credit Facility can be drawn as follows:

U.S. dollars

·Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.20% and 1.20% per annum depending upon the Company’s leverage ratio; or

·LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.20% and 2.20% per annum, depending on the Company’s leverage ratio.

Canadian dollars

·Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.20% and 1.20% per annum, depending on the Company’s leverage ratio; or

·Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.20% and 2.20%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.24% to 0.44% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility.

As at December 31, 2017, there was no balance (December 31, 2016 – $Nil) outstanding under the Credit Facility.

As at December 31, 2017, a balance of $2.5 million related to debt issue costs is remaining to be amortized over the remaining term of the Credit Facility (December 31, 2016 – $2.2 million). The unamortized debt issue costs associated with the Credit Facility are included in prepaid expenses and other current assets, and other

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

non-current assets. For the year ended December 31, 2017, the Company recognized debt issuance cost amortization expense of $0.9 million (2016 - $0.6 million), and $2.5 million (2016 – $2.2 million) of standby and administrative fees in the consolidated statement of income and comprehensive income.

(b)FNBC Credit Facility - $100.0 million

On March 20, 2017, the Company’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving term credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility has a maturity date of March 20, 2018. The Company has the option of requesting, during a period of time before each anniversary date, up to two additional one-year extensions of the maturity. These requests are subject to approval from the lenders.  Subsequent to year end, on February 21, 2018, the FNBC Credit Facility’s maturity date was extended from March 20, 2018 to March 20, 2019.

Advances under the FNBC Credit Facility can be drawn as follows:

•	Base rate advances with interest payable monthly at the CIBC base rate, plus 0.35% per annum; or
•	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

All loans are readily convertible into loans of other types on customary terms and upon provision of appropriate notice.

The FNBC Credit Facility is subject to a standby fee of 0.27% per annum, even if no amounts are outstanding.

As at December 31, 2017, there was no balance outstanding under the FNBC Credit Facility.

As at December 31, 2017, $0.1 million related to debt issue costs were capitalized and will be amortised over the remaining term of the FNBC Credit Facility.

Note 14 – Revenue

Revenue is comprised of the following:

	2017	2016
Mineral royalties	$173.7	$169.3
Mineral streams	443.3	401.6
Sale of prepaid gold	11.0	9.2
Oil & gas interests	47.0	30.1
	$675.0	$610.2

Note 15 – Costs of sales

Costs of sales are comprised of the following:

	2017	2016
Per ounce stream purchase cost	$127.4	$95.6
Cost of prepaid ounces	7.7	6.5
Mineral production taxes	2.3	0.5
Oil & gas operating costs	4.6	3.2
	$142.0	$105.8

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 16 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team. Compensation for key management personnel of the Company was as follows:

	2017	2016
Short-term benefits(1)	$4.5	$4.5
Share-based payments(2)	6.4	5.1
	$10.9	$9.6

[1]	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
[2]	Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the year.

Note 17 - Income taxes

Income tax expense for the years ended December 31, 2017 and 2016 was as follows:

	2017	2016
Current income tax expense
Expense for the year	$25.1	$35.5
Adjustment in respect of prior years	(5.6)	5.4
Current income tax expense	$19.5	40.9
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	15.7	15.3
Impact of U.S. Tax Reform	7.1	—
Impact of changes in tax rate	(0.9)	(0.8)
Change in (reversal of) unrecognized deductible temporary differences	0.1	(4.4)
Adjustments in respect of prior years	0.6	(4.3)
Other	(0.8)	(1.0)
Deferred income tax expense	21.8	4.8
Total	$41.3	$45.7

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2017 and 2016, is as follows:

	2017	2016
Net income before income taxes	$236.0	$167.9
Statutory tax rate	26.6%	26.6%
Tax expense at statutory rate	62.8	44.7
Reconciling items:
Change in (reversal of) unrecognized deductible temporary differences	0.1	(4.4)
Income/expenses not (taxed) deductible	(3.0)	(1.9)
Differences in foreign statutory tax rates	(20.9)	4.8
Differences due to changing future tax rates	(0.9)	(0.8)
Impact of U.S. Tax Reform	7.1	—
Foreign withholding tax	1.4	1.8
Temporary differences subject to initial recognition exemption	(5.2)	0.5
Other	(0.1)	1.0
Net income tax expense	$41.3	$45.7

On December 22, 2017, the United States enacted Tax Reform legislation.  Among the significant changes include a reduction in the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, which resulted in a deferred tax expense of $7.1 million on the re-measurement of the Company’s deferred tax assets in the U.S.  The impact of the U.S. Tax Reform on the Company may differ from the expense recorded due to changes as a result of additional information and guidance that will be issued by the Department of Treasury.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Income tax (expense) recognized in other comprehensive income (loss) is as follows:

	2017			2016
			After			After
	Before	Tax	Tax	Before	Tax	Tax
	Tax Gain	Expense	Gain	Tax Loss	Expense	Loss
Change in market value
of available-for-sale investments	$47.1	$(6.3)	$40.8	$46.0	$(3.7)	$42.3
Cumulative translation adjustment	77.2	—	77.2	21.3	—	21.3
Other comprehensive loss	$124.3	$(6.3)	$118.0	$67.3	$(3.7)	$63.6
Deferred tax	$—	$(6.3)	$-	$—	$(3.7)	$—

The significant components of deferred income tax assets and liabilities as at December 31, 2017 and 2016, respectively, are as follows:

	2017	2016
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and working interests	$5.6	$10.7
Non-capital loss carry-forwards	9.5	11.2
Other	(0.6)	(0.6)
	$14.5	$21.3

Deferred income tax liabilities:
Taxable temporary differences relating to:
Share issue and debt issue costs	$(7.1)	$(9.7)
Royalty, stream and working interests	71.1	54.2
Non-capital loss carry-forwards	(5.6)	(4.4)
Investments	5.8	(0.1)
Other	(3.9)	(2.5)
	$60.3	$37.5
Deferred income tax liabilities, net	$45.8	$16.2

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2017	2016
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	$0.1	$0.1
Deferred income tax asset to be recovered after more than 12 months	14.4	21.2
	$14.5	$21.3
Deferred income tax liabilities:
Deferred income tax liability to be settled within 12 months	0.9	1.2
Deferred income tax liability to be settled after more than 12 months	59.4	36.3
	$60.3	$37.5
Deferred income tax liabilities, net	$45.8	$16.2

Movement in net deferred taxes:

	2017	2016
Balance, beginning of year	$16.2	$17.1
Recognized in profit/loss	21.8	4.8
Recognized in other comprehensive income	6.3	3.7
Recognized in equity	—	(10.0)
Other	1.5	0.6
Deferred income tax liabilities, net	$45.8	$16.2

The following table summarizes the Company’s non-capital losses at December 31, 2017 that can be applied against future taxable profit:

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Country	Type	Amount	Expiry Date
Canada	Non-Capital Losses	$55.9	2028-2037

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2017 is $336.8 million (December 31, 2016 – $324.8 million).  No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2017 is $4.0 million (December 31, 2016 - $3.7 million).  No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the company can utilize the benefit.

Note 18 - Shareholders’ equity

a)	Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 185,930,331 common shares) having no par value and preferred shares issuable in series (issued - nil).

During the year ended December 31, 2017, 433,718 common shares (2016 – 545,087 common shares) were issued on the exercise of stock options, for cash proceeds of $10.1 million (2016 - $16.3 million), 50,393 common shares (2016 – 66,032 common shares) were issued upon vesting of restricted share units and 6,388,528 common shares (2016 – 489 common shares) were issued upon the exercise of warrants for cash proceeds of $356.4 million (2016 - $0.03 million). In addition, 575,553 common shares (2016 – 588,182 common shares) were issued pursuant to the terms of the Company’s Dividend Reinvestment Plan (“DRIP”) for the year ended December 31, 2017.

On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million.  The Company recorded a deferred tax asset of $10.4 million relating to the share issue costs.

b)	Dividends

The Company declared dividends in the amount of $167.9 million (2016 - $156.8 million), or $0.91 per share (2016 - $0.87 per share), in the year ended December 31, 2017. The Company paid cash dividends in the amount $125.8 million (2016 - $118.1 million) and issued common shares pursuant to its DRIP valued at $42.1 million (2016 - $38.7 million), in the year ended December 31, 2017.

c)	Stock-based payments

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan, which was replaced by the Company’s share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors.  The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.  The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant.  Options expire on the earlier of the expiry date or the date of termination.  Options are non-transferable.  The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2017, the Company granted 97,789 stock options (2016 — 263,568) to employees at a weighted average exercise price of C$100.10 (2016 — C$75.45). These ten-year term options

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

vest over three years in equal portions on the anniversary of the grant date.  The fair value of stock options granted during 2017 has been determined to be $2.3 million (2016 - $4.3 million).

The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions, and resulted in a weighted average fair value of C$30.30 per stock option (2016 — C$21.78 per stock option):

	2017	2016
Risk-free interest rate	1.65%	0.66%
Expected dividend yield	1.19%	1.54%
Expected price volatility of the Company’s common shares	36.10%	37.70%
Expected life of the option	5 years	5 years
Forfeiture rate	0%	0%

During the year ended December 31, 2017, an expense of $3.1 million (2016 - $2.3 million) related to stock options has been included in the consolidated statement of income and other comprehensive income (loss) and $0.5 million was capitalized to royalty, stream and working interest, net (2016 - $0.3 million).  As at December 31, 2017, there is $4.2 million (2016 - $5.3 million) of total unrecognized non-cash stock-based compensation expense relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.4 years (2016 — 1.4 years).

Options to purchase common shares of the Company that have been granted in accordance with the Plan and pursuant to other agreements are as follows:

	2017			2016
		Weighted			Weighted
		average exercise			average exercise
	Number	price		Number	price
Stock options outstanding, beginning of year	1,304,328	C$	50.64	1,592,480	C$	46.67
Granted	97,789	C$	100.10	263,568	C$	75.45
Exercised	(433,718)	C$	30.79	(545,087)	C$	39.25
Forfeited	(12,796)	C$	67.81	(6,633)	C$	58.35
Stock options outstanding, end of the year	955,603	C$	64.48	1,304,328	C$	50.64

Exercisable stock options, end of the year	617,539	C$	55.88	825,875	C$	39.72

Options to purchase common shares outstanding at December 31, 2017, exercise prices and weighted average lives to maturity as follows:

			Weighted
Exercise	Options	Options	average life
price	outstanding	exercisable	(years)
C$15.41	5,000	5,000	0.89
C$31.39	10,000	10,000	2.39
C$31.45	38,000	38,000	2.71
C$33.12	1,500	1,500	2.90
C$33.20	1,000	1,000	2.98
C$40.87	52,786	52,786	5.95
C$42.43	3,000	3,000	4.25
C$42.67	2,500	2,500	3.92
C$46.17	100,000	100,000	5.64
C$55.58	27,397	27,397	4.95
C$59.52	155,936	155,936	6.95
C$58.67	65,000	43,333	7.64
C$65.76	136,718	90,759	7.95
C$75.45	258,977	86,328	8.95
C$100.10	97,789	—	9.95
	955,603	617,539	7.46

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

d)Share Purchase Warrants

Outstanding share purchase warrants as at December 31, 2017 and 2016 are as follows:

	2017	2016
Warrants outstanding, beginning of the year	6,510,280	6,510,769
Exercised	(6,388,528)	(489)
Forfeited	(121,752)	—
Warrants outstanding, end of the year	—	6,510,280

During the year ended December 31, 2017, 6,388,528 warrants were exercised for cash proceeds of $356.4 million in exchange for the issuance of 6,388,528 common shares.  The warrants had an exercise price of C$75.00 per warrant and expired on June 16, 2017.

e)Deferred Share Unit Plan

Under the DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to January 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2017, 19,632 DSUs and Dividend Equivalent DSUs were granted to directors under the DSU Plan (2016 — 19,209). The value of the DSU liability as at December 31, 2017, was $6.7 million (2016 - $3.8 million). The mark-to-market adjustment recorded for the year ended December 31, 2017, in respect of the DSU Plan, was $1.6 million (2016 - $0.2 million).

f)Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value.  Time-based RSUs vest over a three year period on the anniversary of the date of grant.

During the year ended December 31, 2017, 21,095 performance-based RSUs (2016 — 25,611) and 20,745 time-based RSUs (2016 — 25,164) were awarded to management of the Company. The fair value of the RSUs, which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance granted, was determined to be $3.3 million in 2017 (2016 - $2.9 million). Included in the Company’s stock-based compensation expense is an amount of $1.5 million (2016 – $2.7 million) relating to RSUs. In addition, $0.3 million related to the RSUs was capitalised to royalty, stream and working interest, net (2016 – $0.3 million). As at December 31, 2017, there is $5.3 million (2016 – $4.1 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested restricted share units granted under the Plan, which is expected to be recognized over a weighted average period of 1.5 years (2016 — 1.5 years).

g)Outstanding Share Purchase Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2017 and 2016, respectively, were exercised:

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

	2017	2016
Common shares outstanding	185,930,331	178,482,139
Stock options	955,603	1,304,328
Restricted Share Units	119,796	138,614
Warrants	—	6,510,280
Special Warrant(1)	—	2,000,000
	187,005,730	188,435,361

[1]

In connection with a transaction with Taseko Mines Limited, one special warrant was granted to Taseko which was exchangeable into 2,000,000 purchase share warrants entitling Taseko to purchase one common share of the Company at a price of C$75.00 once Taseko’s New Prosperity project gets fully permitted and financed. New Prosperity’s most recent permit application was denied and the warrant expired unexercised on June 16, 2017.

Note 19 – Earnings per share (“EPS”)

2017
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$194.7	182.9	$1.06
Effect of dilutive securities	—	0.4	—
Diluted EPS	$194.7	183.3	$1.06

For the year ended December 31, 2017, 5,626 stock options (2016 – Nil) and 1,194 time-based RSUs (2016 – Nil) were excluded in the computation of diluted EPS due to the strike price exceeding the weighted average share price during the year. Restricted share units totaling 73,947 (2016 – 84,094) were excluded from the computation of diluted EPS for the year ended December 31, 2017 due to the performance criteria for the vesting of the RSUs not being measurable as at December 31, 2017.

2016
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$122.2	175.2	$0.70
Effect of dilutive securities	—	1.2	(0.01)
Diluted EPS	$122.2	176.4	$0.69

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 20 – Commitments

(a)Ore purchase commitments

The following table summarizes the Company’s commitments to pay for gold, silver and platinum group metals (“PGM”) pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama I(25)	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		22-Jan-18
Cobre Panama II(25)	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		22-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08

[1]	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo and Sabodala.
[2]	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
[3]	Subject to successive extensions.
[4]	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
[5]	Purchase price is 5% of the average silver price at the time of delivery.
[6]

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold have been delivered. Thereafter, percentage is 30% of gold shipped.

[7]

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver have been delivered. Thereafter, percentage is 30% of silver shipped.

[8]	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold has been delivered, thereafter the purchase price is 30% of the spot price of gold.
[9]	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver has been delivered, thereafter the purchase price is 30% of the spot price of silver.
[10]	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
[11]

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

[12]

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter, 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver in concentrate.

[13]

In accordance with the terms of the agreement, the purchase price was adjusted from $406 per ounce to $418.27 per ounce after November 2018 on the initial gold deliveries.  After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce.

[14]

In accordance with the terms of the agreement, the purchase price was adjusted from $6.09 per ounce to $6.27 per ounce after November 2018 on the initial silver deliveries.  After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.

[15]

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced to 429,047 ounces of gold delivered, thereafter 15.85% of the gold in concentrate.

[16]

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

million pounds of copper produced to 7,432,750 ounces of silver delivered, thereafter 15.53% of the silver in concentrate.
[17]	Purchase price is 20% of the spot price of gold until 604,000 ounces of gold delivered. Thereafter, purchase price is 50% of the spot price of gold.
[18]	Purchase price is 20% of the spot price of silver until 9,618,000 ounce of silver delivered. Thereafter, purchase price is 50% of the spot price of silver.
[19]	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.
[20]	Purchase price is 20% of the average gold price at the time of delivery.
[21]	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
[22]	Purchase price is 20% of prevailing market price at the time of delivery.
[23]	Agreement is capped at 312,500 ounces of gold.
[24]	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.
[25]	Agreement amended subsequent to year-end.

(b)Cobre Panama Precious Metal Stream

The Company is committed to fund the Cobre Panama precious metals stream as described in Note 4(a).

Note 21 – Segment Reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty, stream and working interest acquisitions and management activities directly relating to royalty, stream and working interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2017, two interests generated revenue totaling $105.2 million and $90.2 million, respectively (2016 – three interests generated revenue totaling $92.5 million, $88.5 million, and $75.0 million), comprised 15.6% and 13.4%, respectively (2016 – 15.2%, 14.5% and 12.3%) of revenue. Geographic revenues are separated by the jurisdiction of the entity making the payment.

Revenue is earned from the following jurisdictions:

	2017	2016
Latin America:
Peru	$153.1	167.5
Chile	105.2	88.4
Other	67.7	47.8
United States	$100.2	92.4
Canada	125.5	116.9
Rest of World	123.3	97.2
	$675.0	610.2

Geographic royalty, stream and working interests are presented by the location of the mining operations giving rise to the royalty, stream or working interest.

	2017	2016
Latin America:
Peru	$953.2	1,021.7
Chile	533.4	586.1
Panama	734.4	468.9
Other	59.0	64.3
United States	$622.5	502.0
Canada	666.7	610.5
Rest of World	370.0	414.8
	$3,939.2	3,668.3

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Investments of $203.1 million (2016 - $147.4 million) are held in Canada. Oil & gas well equipment, included in other non-current assets, of $12.7 million (2016 - $14.0 million) is located in Canada.